UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: October 23, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)

Date: October 23, 2008	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release 08-33-TC	Date:	October 22, 2008
3Q	RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

TECK REPORTS THIRD QUARTER RESULTS FOR 2008

Net earnings from continuing operations were $432 million or $0.97 per share in the third quarter of 2008. Cash flow from operations was $873 million. Don Lindsay, President and CEO said, “The third quarter was highlighted by a significant increase in operating profits from our coal business. However, the results of our copper and zinc business units were negatively impacted by the sharp decline in commodity prices since the end of the second quarter of this year, resulting in $126 million of after-tax negative pricing adjustments in the third quarter of 2008 compared with $4 million of positive adjustments in 2007. Third quarter zinc prices were 45% lower than the third quarter of last year.”

Our acquisition of Fording Canadian Coal Trust’s 60% interest in Elk Valley Coal is expected to close on October 30. Mr. Lindsay said, “the fixed price nature of our coal sales contracts provide stability to our cash flow. Furthermore, in October, we entered into transactions to protect approximately 55% of our anticipated copper production to the end of March 2009 against further declines in the price of copper. These transactions result in price protection on approximately 73% of our total expected revenue for the six months to the end of March 2009, excluding the effect of exchange rate fluctuations.

Highlights and Significant Items

•	Cash flow from operations was $873 million in the third quarter compared with $814 million in the third quarter of 2007 and our cash balance was $1.2 billion at September 30, 2008.

•

Net earnings from continuing operations were $432 million or $0.97 per share in the third quarter compared with $495 million or $1.16 per share in the third quarter of 2007. On a year-to-date basis net earnings from continuing operations were $1.3 billion ($2.88 per share) compared with $1.4 billion or $3.19 per share in the prior year.

•	Earnings before interest, taxes, depreciation and amortization (EBITDA) were $808 million in the third quarter compared with $834 million in the same period a year ago.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, Investor Relations

Additional corporate information is available on the Internet at http://www.teck.com

•

In the third quarter of 2008 we entered into an agreement to acquire all of the assets of Fording Canadian Coal Trust (Fording), which consist primarily of Fording’s 60% interest in the Elk Valley Coal Partnership, the world’s second largest producer of seaborne hard coking coal. In aggregate, we will pay approximately US$12.4 billion in cash and issue approximately 36.9 million Class B subordinate voting shares in consideration for the Fording assets. The cash portion of the consideration will be funded primarily by US$9.81 billion fully underwritten bridge and term loan facilities with a syndicate of 25 banks and the proceeds from the sale of 29.5 million Fording units held by Teck.

On October 13, we announced that we had agreed to sell 27.6 million of these units to a Canadian chartered bank. The remaining units will be sold to an affiliate of Ontario Teachers’ Pension Plan Board. Based on our current share price, the net proceeds from these two transactions is expected to be approximately US$2.4 billion.

All conditions necessary to complete the arrangement have been satisfied or waived. Subject to certain limited rights of termination under the arrangement agreement, the transaction is expected to close on October 30, 2008, at which time we will own 100% of the Elk Valley Coal Partnership.

•

In October we entered into forward sales contracts for approximately 55% of our anticipated copper production to March 31, 2009 at an average price of US$2.43 per pound which, together with our fixed price coal contracts for the 2008 coal year, result in price protection on approximately 73% of our expected revenue during the six months ending March 31, 2009, excluding the effect of exchange rate fluctuations.

•

Red Dog’s zinc sales volumes in the quarter were slightly higher than a year ago at 184,000 tonnes, but lower than our previous guidance of 240,000 tonnes for the third quarter due to slower customer draws on delivered product and late vessel arrivals that deferred some sales from September into October.

•

In September, together with our partners, we announced that preliminary results from work on our Fort Hills oil sands project suggest that the estimated capital costs have risen considerably. The partners are currently assessing the preliminary estimates and a range of options to reduce or defer capital costs. At this point the partners contemplate making an investment decision in the near term only with respect to the mining and extraction portion of the project and deferring any decision to construct the upgrader portion.

•

In August, we completed our previously announced acquisition of the Relincho copper property in Chile. We paid $136 million in cash and issued 6.9 million Class B subordinate voting shares to acquire the property.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, Investor Relations

Additional corporate information is available on the Internet at http://www.teck.com

This management’s discussion and analysis is dated as at October 22, 2008 and should be read in conjunction with the unaudited consolidated financial statements of Teck Cominco Limited (Teck) and the notes thereto for the nine months ended September 30, 2008 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2007. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31st 2007, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Earnings and Adjusted Earnings*

Net earnings from continuing operations were $432 million or $0.97 per share in the third quarter. Net earnings after an $8 million loss relating to discontinued operations were $424million, or $0.95 per share in the third quarter. Earnings included negative after-tax pricing adjustments of $126 million related to a sharp decline in copper prices. This compares with $4 million of positive price adjustments in the third quarter of 2007.

	Three months ended September 30		Nine months ended September 30
(in millions of dollars)	2008	2007	2008	2007

Net earnings as reported	$ 424	$ 490	$ 1,266	$ 1,335
Add (deduct):
Derivative (gains) losses, including
discontinued operations	(6)	12	(11)	44
Asset impairment charge	-	-	12	-
Asset sales and other	(9)	(1)	(21)	(11)
Realization of cumulative translation
adjustment loss	-	59	-	59
Tax rate adjustments	-	-	(11)	-
Adjusted net earnings	409	560	1,235	1,427

Negative (positive) pricing adjustments (note 1)	126	(4)	59	(27)

Comparative net earnings	$ 535	$ 556	$ 1,294	$ 1,400

Note (1)	See FINANCIAL INSTRUMENTS AND DERIVATIVES section for further information

_________________________

*

This news release refers to adjusted net earnings and comparative net earnings, which are not measures recognized under generally accepted accounting principles (GAAP) in Canada or the United States and do not have a standardized meaning prescribed by GAAP. We adjust net earnings as reported to remove the effect of unusual and/or non-recurring transactions in these measures. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to shareholders.

3 Teck Cominco Limited 2008 Third Quarter News Release

Business Unit Results

In the third quarter of 2008, 29% of our operating profit was from our copper business unit, 51% was from our coal business unit and 19% from the zinc business unit. In the third quarter of 2007, 44% of our operating profit was from copper, 4% was from coal and 53% from zinc.

(in millions of dollars)	Revenues		Operating profit (loss)		EBITDA
	2008	2007	2008	2007	2008	2007

Copper	$ 522	$ 622	$ 200	$ 394	$ 246	$ 389
Coal	600	221	350	36	419	52
Zinc	618	1,043	129	471	167	505
Gold	60	46	8	(7)	15	(12)
Corporate	-	-	-	-	(39)	(100)
Total	$ 1,800	$ 1,932	$ 687	$ 894	$ 808	$ 834

Operating profit from our copper business unit was $200 million in the quarter compared with $394 million in the third quarter of 2007. Our third quarter copper sales and production were higher in 2008 than in 2007, primarily due to a full quarter of results from the three mines acquired from Aur Resources in August of 2007. Average LME copper prices in the third quarter of 2008 were slightly below 2007 levels, but with copper prices declining from US$3.98 per pound on June 30 to US$2.91 per pound on September 30, operating profit was impacted by $187 million of negative copper pricing adjustments in the third quarter compared with positive pricing adjustments of $18 million in 2007.

Quarterly operating profit from our 40% interest in the Elk Valley Coal Partnership increased significantly in comparison to the third quarter of 2007 with the increase due mainly to higher coal prices. The Partnership settled prices with its major customers for the 2008 coal year at a weighted average price of US$275 per tonne compared with US$93 per tonne in 2007. Coal prices averaged US$245 per tonne in the third quarter as our realized coal price was affected by the lower prices on carry-over tonnage from the 2007 coal year. We derived an additional $45 million in equity earnings from our 12% indirect interest in the partnership held through our 20% interest in Fording. Our acquisition of the assets of Fording, which will increase our stake in Elk Valley to 100%, is scheduled to close on October 30.

Our zinc business unit’s operating profit was $129 million in the quarter compared with $471 million in the third quarter of 2007 mainly as a result of average LME zinc and lead prices that were 45% and 39% lower, respectively, than in the third quarter of 2007. Operating profit included $21 million of negative pricing adjustments in the third quarter of 2008 compared with $10 million in 2007.

Our gold business unit provided an operating profit of $8 million in the quarter compared with a $7 million operating loss in the third quarter of 2007. The increase in operating profit was due to higher gold prices.

The EBITDA attributed to our corporate business unit relates to our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. EBITDA in the third quarter of 2007 was

4 Teck Cominco Limited 2008 Third Quarter News Release

affected by a $59 million non-cash foreign exchange translation loss recorded when funds were returned to Canada from our foreign operations to help finance our acquisition of Aur Resources.

Our year-to-date business unit results are presented in the table below.

(in millions of dollars)	Revenues		Operating profit (loss)		EBITDA
	2008	2007	2008	2007	2008	2007

Copper	$ 2,011	$ 1,642	$ 1,096	$ 1,119	$ 1,192	$ 1,112
Coal	1,365	733	674	179	841	227
Zinc	1,679	2,336	383	993	452	1,048
Gold	186	122	27	(13)	34	(16)
Corporate	-	-	-	-	(127)	(183)
Total	$ 5,241	$ 4,833	$ 2,180	$ 2,278	$ 2,392	$ 2,188

Revenues

Revenues from operations were $1.8 billion in the third quarter of 2008, $132 million lower than the comparable period in 2007. The decrease is primarily due to the decline in copper and zinc prices partially offset by higher coal prices.

Average Metal Prices and Exchange Rates*

	Three months			Nine months
	ended September 30			ended September 30
	2008	2007	%Change	2008	2007	%Change

Copper (LME Cash - US$/pound)	3.48	3.50	-1%	3.62	3.22	+12%
Coal (realized - US$/tonne)	245	93	+163%	183	99	+85%
Zinc (LME Cash - US$/pound)	0.80	1.46	-45%	0.95	1.56	-39%
Gold (LME PM fix - US$/ounce)	869	680	+28%	898	666	+35%
Molybdenum (published price - US$/pound)	34	32	+6%	33	30	+10%
Lead (LME Cash - US$/pound)	0.87	1.43	-39%	1.08	1.07	+1%
US/Cdn exchange rate (Bank of Canada)	1.04	1.05	-1%	1.02	1.10	-7%

* The average commodity prices disclosed above are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the major supplier selling price published in Platts Metals Week.

Sales of metals in concentrate are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing is typically not determined until a subsequent date, often in the following quarter. Accordingly, revenue in a quarter is based on current prices for sales occurring in the quarter and ongoing pricing adjustments from sales that are still subject to final pricing. These pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The extent of the pricing adjustments also takes into account the actual price participation terms as provided in the concentrate sales agreements. In the third quarter of 2008, we had negative pricing

5 Teck Cominco Limited 2008 Third Quarter News Release

adjustments of $208 million ($126 million after minority interests, royalties and tax) compared with $8 million ($4 million after minority interests, royalties and tax) of positive pricing adjustments in 2007. The 2008 amount is comprised of $33 million of pricing adjustments on sales from the previous quarter, and $93 million on sales that were initially recorded at the average price for the month of shipment and subsequently revalued to quarter end forward curve prices.

At June 30, 2008, outstanding receivables included 131 million pounds of copper provisionally valued at an average of US$3.91 per pound, 126million pounds of zinc valued at an average of US$0.84 per pound and 11 million pounds of lead provisionally valued at an average of US$0.79 per pound. During the third quarter of 2008, 118million pounds of copper included in the June 30, 2008 receivables were settled at an average final price of US$3.42 per pound, and 124 million pounds of zinc were settled at an average final price of US$0.81 per poundresulting in negative after-tax pricing adjustments of C$33 million ($56 million before tax) in the quarter. Net negative after-tax pricing adjustments on current quarter sales were C$93 million. At September 30, 2008, outstanding receivables included 157 million pounds of copper provisionally valued at an average of US$2.90 per pound, 296million pounds of zinc valued at an average of US$0.76 per pound and 96 million pounds of lead valued at an average of US$0.83 per pound.

Cash Flow from Operations

Cash flow from operations was $873 million in the third quarter compared with $814 million in the same period last year. The increase in cash flow was primarily due to a reduction in working capital requirements as falling metal prices are reflected in lower receivable balances at the end of the quarter.

6 Teck Cominco Limited 2008 Third Quarter News Release

BUSINESS UNIT RESULTS

The table below shows our share of production and sales of our major commodities.

	Units (000's)	Production				Sales
		Third Quarter		Year-to-date		Third Quarter		Year-to-date
		2008	2007	2008	2007	2008	2007	2008	2007

Principal products
Copper contained
in concentrate	tonnes	53	51	150	157	52	53	148	158
Copper cathodes	tonnes	26	11	79	11	27	12	79	12
		79	62	229	168	79	65	227	170

Metallurgical coal
Direct share	tonnes	2,152	2,268	7,110	6,810	2,383	2,268	7,316	6,675
Indirect share	tonnes	645	296	2,133	889	715	296	2,195	872
		2,797	2,564	9,243	7,699	3,098	2,564	9,511	7,547

Refined zinc	tonnes	70	71	205	220	64	71	206	214

Zinc contained
in concentrate	tonnes	168	190	514	534	224	214	479	471
Gold	ounces	69	67	204	200	67	68	209	190

Major by-products
Molybdenum contained
in concentrate	pounds	1,699	2,058	5,027	4,929	1,601	1,800	5,366	5,286

Refined lead	tonnes	18	18	64	60	20	19	65	60

Lead contained
in concentrate	tonnes	31	39	105	107	81	94	89	103

(1)

In August 2007, we acquired the Quebrada Blanca, Andacollo and Duck Pond mines as a result of our acquisition of Aur Resources Inc. Quebrada Blanca and Andacollo produce cathode copper. Duck Pond produces copper and zinc concentrates.

(2)	In April 2007, our Lennard Shelf zinc mine and Pogo gold mine achieved commercial production. The Lennard Shelf zinc mine ceased production in August 2008.
(3)

The direct share of coal production includes our 40% proportionate share of production from the Elk Valley Coal Partnership. Fording Canadian Coal Trust (Fording) owns the remaining 60% interest in Elk Valley Coal. The indirect share of coal production is the pro rata share of production represented by our investment in units of Fording. We owned approximately 9% of Fording from February 28, 2003 to September 27, 2007 and on September 27, 2007 increased our interest in Fording to 19.95%.

(4)  We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. These figures include only our proportionate share of production and sales from Antamina, Lennard Shelf and our gold operations.

7 Teck Cominco Limited 2008 Third Quarter News Release

REVENUES, OPERATING PROFIT AND EBITDA

QUARTER ENDED SEPTEMBER 30

Our revenue, operating profit and EBITDA by business unit is summarized in the table below:

			Operating
($ in millions)	Revenues		Profit (loss) (note 3)		EBITDA (note 4)
	2008	2007	2008	2007	2008	2007

Copper
Highland Valley Copper	$ 193	$ 278	$ 87	$ 187	$ 93	$ 189
Antamina	121	225	58	171	66	180
Quebrada Blanca (note 1)	149	82	48	29	59	16
Andacollo (note 1)	38	17	17	5	23	5
Duck Pond (note 1)	21	20	(10)	2	-	5
Corporate and other	-	-	-	-	5	(6)
	522	622	200	394	246	389

Coal
Elk Valley Coal	600	221	350	36	357	44
Fording Canadian Coal Trust	-	-	-	-	62	8
	600	221	350	36	419	52

Zinc
Trail (including power sales)	317	440	37	83	50	95
Red Dog	317	654	105	380	129	403
Pend Oreille	5	20	(8)	-	(6)	6
Lennard Shelf (note 2)	7	21	(6)	-	(5)	4
Corporate and other	15	14	-	4	(2)	(7)
Inter-segment sales	(43)	(106)	1	4	1	4
	618	1,043	129	471	167	505

Gold
Pogo (note 2)	33	19	6	(3)	15	2
Hemlo	27	27	2	(4)	6	3
Corporate and other (note 5)	-	-	-	-	(6)	(17)
	60	46	8	(7)	15	(12)

Corporate	-	-	-	-	(39)	(100)

TOTAL	$ 1,800	$ 1,932	$ 687	$ 894	$ 808	$ 834

(1)	In August 2007, we acquired the Quebrada Blanca, Andacollo and Duck Pond mines as a result of our acquisition of Aur Resources Inc. Results from these operations are effective from August 22, 2007.
(2)

Lennard Shelf and Pogo operations began commercial production starting April 1, 2007 and results from operations are included in earnings from that date. The Lennard Shelf zinc mine ceased production in August 2008.

(3)	After depreciation and amortization.
(4)

EBITDA is our earnings before interest income and expense, income taxes and depreciation and amortization. Income taxes include the taxes in minority interests, equity earnings (loss), and earnings (loss) from discontinued operations.

(5)	Corporate and other for each business unit segment includes allocated interest expense, exploration research and development, asset impairment and other income and expenses

8 Teck Cominco Limited 2008 Third Quarter News Release

REVENUES, OPERATING PROFIT AND EBITDA

NINE MONTHS ENDED SEPTEMBER 30

Our revenue, operating profit and EBITDA by business unit is summarized in the table below:

			Operating
($ in millions)	Revenues		Profit (loss) (note 3)		EBITDA (note 4)
	2008	2007	2008	2007	2008	2007

Copper
Highland Valley Copper	$ 722	$ 903	$ 436	$ 623	$ 453	$ 631
Antamina	567	620	383	460	405	485
Quebrada Blanca (note 1)	510	82	212	29	215	16
Andacollo (note 1)	126	17	59	5	72	5
Duck Pond (note 1)	86	20	6	2	37	5
Corporate and other	-	-	-	-	10	(30)
	2,011	1,642	1,096	1,119	1,192	1,112

Coal
Elk Valley Coal	1,365	733	674	179	700	206
Fording Canadian Coal Trust	-	-	-	-	141	21
	1,365	733	674	179	841	227

Zinc
Trail (including power sales)	1,160	1,457	153	321	191	356
Red Dog	584	1,076	242	645	285	691
Pend Oreille	35	57	(10)	-	(2)	17
Lennard Shelf (note 2)	30	27	(16)	3	(23)	8
Corporate and other	37	36	4	7	(9)	(41)
Inter-segment sales	(167)	(317)	10	17	10	17
	1,679	2,336	383	993	452	1,048

Gold
Pogo (note 2)	96	36	18	(3)	42	8
Hemlo	90	86	9	(10)	19	9
Corporate and other (note 5)	-	-	-	-	(27)	(33)
	186	122	27	(13)	34	(16)

Corporate	-	-	-	-	(127)	(183)

TOTAL	$ 5,241	$ 4,833	$ 2,180	$ 2,278	$ 2,392	$2,188

(1)	In August 2007, we acquired the Quebrada Blanca, Andacollo and Duck Pond mines as a result of our acquisition of Aur Resources Inc. Results from these operations are effective from August 22, 2007.
(2)

Lennard Shelf and Pogo operations began commercial production starting April 1, 2007 and results from operations are included in earnings from that date. The Lennard Shelf zinc mine ceased production in August 2008.

(3)	After depreciation and amortization.
(4)

EBITDA is our earnings before interest income and expense, income taxes and depreciation and amortization. Income taxes include the taxes in minority interests, equity earnings (loss), and earnings (loss) from discontinued operations.

(5)	Corporate and other for each business unit segment includes allocated interest expense, exploration, research and development, asset impairment and other income and expenses.

9 Teck Cominco Limited 2008 Third Quarter News Release

COPPER

Highland Valley Copper (97%)

Operating results at the 100% level are summarized in the following table:

	Three months		Nine months
	ended September 30		ended September 30
	2008	2007	2008	2007

Tonnes milled (000's)	11,634	11,281	33,017	30,795

Copper
Grade (%)	0.32	0.34	0.31	0.38
Recovery (%)	83.0	85.9	83.5	90.0
Production (000's tonnes)	30.5	32.2	85.2	104.9
Sales (000's tonnes)	30.8	31.9	84.6	107.3

Molybdenum
Production (million pounds)	0.9	1.0	2.6	2.8
Sales (million pounds)	0.9	0.8	2.7	2.8

Cost of sales ($ millions)
Operating costs	$ 86	$ 75	$ 230	$ 227
Distribution costs	$ 8	$ 7	$ 22	$ 24
Depreciation and amortization	$ 12	$ 9	$ 34	$ 29

Operating profit ($ millions)	$ 87	$ 187	$ 436	$ 623

Highland Valley Copper’s operating profit, before pricing adjustments, was $169 million in the third quarter, slightly lower than $175 million a year ago. Negative pricing adjustments of $82 million were recorded in the quarter compared with positive pricing adjustments of $12 million in the third quarter of 2007.

Copper production from Highland Valley declined by 5% to 30,500 tonnes in the third quarter compared with the same period last year. During the current phase of the mining plan, a greater proportion of ore is being mined from the lower grade Lornex pit compared with 2007. Lornex ore accounted for 51% of the mill throughput compared with 41% in the third quarter of 2007. This resulted in lower average ore grades of 0.32% in the third quarter compared with 0.34% in the same period last year. Mill recoveries were also lower in the third quarter as a high clay content in the Lornex pit reduced copper recoveries. However, this was offset by a 3% increase in mill throughput in the quarter. Mill recoveries are expected to gradually return to near historical levels by the second quarter of 2009.

Waste stripping for Highland Valley's mine life extension is continuing with the pushback of the east wall in the Valley pit progressing well despite a minor geotechnical failure in the third quarter which is currently being rectified. The pushback of the west wall necessary to extend the mine life to 2019 is scheduled to commence in early 2009 after the mine permit amendment is received. All of the mining equipment required for this work is now on site and commissioned.

10 Teck Cominco Limited 2008 Third Quarter News Release

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months		Nine months
	ended September 30		ended September 30
	2008	2007	2008	2007

Tonnes milled (000's)
Copper-only ore	4,870	5,509	13,712	14,569
Copper-zinc ore	3,263	2,835	8,668	9,649

	8,133	8,344	22,380	24,218
Copper (note 1)
Grade (%)	1.15	1.15	1.25	1.14
Recovery (%)	87.6	86.3	89.3	87.3
Production (000's tonnes)	87.1	84.5	255.8	239.9
Sales (000's tonnes)	82.0	87.7	247.7	226.8

Zinc (note 1)
Grade (%)	3.60	3.29	3.65	2.97
Recovery (%)	83.6	88.8	86.1	87.2
Production (000's tonnes)	95.8	79.4	264.8	248.7
Sales (000's tonnes)	92.3	88.4	252.8	249.1

Molybdenum
Production (million pounds)	3.4	4.5	11.0	9.6
Sales (million pounds)	3.2	4.3	12.1	11.3

Cost of sales (US$ millions)
Operating costs	$ 112	$ 106	$ 323	$ 288
Distribution costs	$ 44	$ 32	$ 117	$ 74
Royalties and other costs (note 2)	$ 28	$ 20	$ 160	$ 123
Depreciation and amortization	$ 38	$ 37	$ 105	$ 108

Our 22.5% share of operating profit ($ millions)	$ 58	$ 171	$ 383	$ 460

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty to the vendor of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

Our 22.5% share of Antamina’s operating profit, before pricing adjustments, declined to $125 million in the third quarter compared with $165 million in the same period last year. The decline in operating profit was due to significantly lower zinc prices, a 7% decrease in copper sales volumes due to timing of shipments and higher operating costs. Negative pricing adjustments in the third quarter were $67 million compared with positive pricing adjustments of $6 million in the same period a year ago.

Mitigation measures that were undertaken to lessen the effect of the main grinding mill (SAG mill) problems that arose in the fourth quarter of 2007, including reducing the speed and

11 Teck Cominco Limited 2008 Third Quarter News Release

voltage, have been successful, with no major unplanned downtime during the quarter. Despite the reduced speed of the SAG mill, mill throughput in the third quarter was only 3% lower than the same period last year and has also improved from the first and second quarters of this year.

Copper production in the third quarter was slightly higher than a year ago at 87,100 tonnes, while zinc production increased by 21% to 95,800 tonnes due mainly to the processing of a greater amount of copper-zinc ores in the quarter compared with last year.

Antamina announced a new resource estimate in August which increased the resource by approximately 329 million tonnes. A pre-feasibility study to evaluate expansion options for Antamina is scheduled for completion in the fourth quarter of 2008. Antamina continues with pit optimization activities that are expected to shortly result in the publication of revised reserves, and continues to drill the ore body in an effort to further expand the resource.

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the followingtable:

	Three months		Nine months
	ended September 30		ended September 30
	2008	2007	2008	2007

Tonnes placed (000's)
Heap leach ore	2,080	830	5,707	830
Dump leach ore	3,187	631	7,769	631

	5,267	1,461	13,476	1,461
Grade (TCu%) (note 1)
Heap leach ore	1.25	1.47	1.28	1.47
Dump leach ore	0.49	0.54	0.57	0.54

Production (000's tonnes)
Heap leach ore	16.2	7.0	48.2	7.0
Dump leach ore	5.1	2.1	15.5	2.1

	21.3	9.1	63.7	9.1

Sales (000's tonnes)	21.4	9.7	63.4	9.7

Cost of sales (US$ million)
Operating costs	$ 65	$ 20	$ 179	$ 20
Inventory adjustments (note 2)	$ 4	$ 28	$ 37	$ 28
Distribution costs	$ 3	$ 1	$ 7	$ 1
Depreciation and amortization	$ 26	$ 4	$ 70	$ 4

Operating profit ($ millions) (note 3)	$ 48	$ 29	$ 212	$ 29

(1)	TCu% is the percent assayed total copper grade.
(2)	Inventory adjustments consist of mark-to-market adjustments of work in process inventory at the time of the acquisition of the mine, which are being charged to earnings as the inventory is sold.
(3)	Results do not include a provision for the minority interests’ 23.5% share of Quebrada Blanca.
(4)	In August 2007, we acquired the Quebrada Blanca mine as a result of our acquisition of Aur Resources Inc.

12 Teck Cominco Limited 2008 Third Quarter News Release

Quebrada Blanca’s operating profit was $48 million in the third quarter, inclusive of negative pricing adjustments of $23 million. Copper production was slightly above expected levels at 21,300tonnes and sales volumes were 21,400 tonnes.

An advanced scoping study for a potential Quebrada Blanca expansion project began in early June. The study is expected to be completed in the first quarter of 2009 and, if positive, be followed by a project pre-feasibility study.

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the followingtable:

	Three months		Nine months
	ended September 30		ended September 30
	2008	2007	2008	2007

Tonnes placed (000's)
Heap leach ore	935	420	2,788	420
Dump leach ore	179	171	444	171

	1,114	591	3,232	591
Grade (TCu%) (note 1)
Heap leach ore	0.65	0.47	0.65	0.47
Dump leach ore	0.31	0.24	0.27	0.24

Production (000's tonnes)
Heap leach ore	4.2	1.5	11.9	1.5
Dump leach ore	1.0	0.3	3.7	0.3

	5.2	1.8	15.6	1.8

Sales (000's tonnes)	5.3	2.0	15.6	2.0

Cost of sales (US$ million)
Operating costs	$ 12	$ 3	$ 35	$ 3
Inventory adjustments (note 2)	$ -	$ 7	$ 8	$ 7
Distribution costs	$ 1	-	$ 2	-
Depreciation and amortization	$ 8	$ 2	$ 21	$ 2

Operating profit ($ millions) (note 3)	$ 17	$ 5	$ 59	$ 5

(1)	TCu% is the percent assayed total copper grade.
(2)	Inventory adjustments consist of mark-to-market adjustments of work in process inventory at the time of the acquisition of the mine, which are being charged to earnings as the inventory is sold.
(3)	Results do not include a provision for the minority interests’ 10% share of Andacollo.
(4)	In August 2007, we acquired the Carmen de Andacollo mine as a result of our acquisition of Aur Resources Inc.

Andacollo’s operating profit, after negative price adjustments of $5 million, was $17 million in the third quarter. Copper production was 5,200tonnes in the third quarter, similar to the previous two quarters and close to expected levels.

The development of Andacollo’s concentrate project is progressing according to plan with production start up scheduled for 2010. The development consists of the construction of a

13 Teck Cominco Limited 2008 Third Quarter News Release

55,000 tonne per day concentrator and tailings facility and is expected to produce approximately 76,000 tonnes (168 million pounds) of copper and 53,000 ounces of gold in concentrate annually over the first 10 years of the project. Detailed engineering on the project is complete. Concrete work is well advanced for the concentrator and steel erection for the mill has started. Approximately two thirds of the new 26.8 kilometre fresh water line has been laid and welded. The capital cost forecast for the project is US$410 million using a US$1 = 535 Chilean pesos exchange rate, of which US$210 million has been spent from inception to September 30, 2008.

Duck Pond (100%)

Duck Pond incurred a $10 million operating loss in the third quarter, after recording $11 million of negative pricing adjustments. Copper and zinc production declined in the quarter to 3,100tonnes and 4,000 tonnes respectively due to lower than planned tonnes mined which limited feed available to the mill and lower zinc grades and recoveries.

Sales volumes were higher than production volumes at 3,500 tonnes of copper and 6,900 tonnes of zinc sold in the third quarter due to the timing of shipments and inventory reduction.

New underground mining equipment has been ordered to replace some of the used equipment originally purchased for start-up which is expected to help reliability of ore supply. Ventilation improvements to the lower portion of the mine are in progress and are expected to improve both production and development productivity going forward.

Development Projects

Relincho

In August, we completed the acquisition of the Relincho copper project in Chile by way of a plan of arrangement involving Global Copper Corp., the previous owner of the project. We paid $136 million and issued 6.9 million Class B shares valued at $287 million to acquire the property.

The Relincho project is located approximately 660 kilometres north of Santiago. It consists of a large Andean style copper/molybdenum porphyry system and, based on Global Copper’s published resource estimate, is expected to increase our measured and indicated copper resources by approximately 25% on a contained copper basis. Exploration and conceptual level engineering work is in progress with an objective to upgrade the inferred resource to measured and indicated categories and to update the geological model.

Petaquilla

In March 2008, we exercised our right to acquire a 26% interest in Minera Petaquilla S.A. (MPSA), the Panamanian company that holds the Petaquilla concession, by committing to participate in development work plans and budgets. We agreed with Inmet Mining Corporation (Inmet), which holds a 48% equity interest in MPSA, on an interim basis, that Inmet will act as the operator of the project and will fund 100% of project expenditures.

In the third quarter of 2008, Inmet acquired approximately 95% of the outstanding common shares of Petaquilla Copper Ltd., which owns a 26% interest in MPSA. Inmet has stated that it intends to pursue a compulsory acquisition or other means of acquiring, directly or indirectly, all of the remaining common shares of Petaquilla Copper Ltd. Inmet has also dropped the

14 Teck Cominco Limited 2008 Third Quarter News Release

arbitration proceedings commenced by Petaquilla Copper Ltd. that sought to set aside our acquisition of the 26% equity interest in MPSA.

Under the terms of our agreement with Inmet, at the earlier of September 30, 2009 or the date on which Inmet has funded at least US$50 million in project costs, we must elect whether to continue participating in the project.

Galore Creek

At Galore Creek demobilization activities have been completed and the property is now on care and maintenance. We anticipate providing an update on the Galore Creek project upon completion of the on-going engineering studies in the fourth quarter of 2008. Detailed engineering work has looked at modified project layouts that could potentially expand overall project throughput and is focused on the potential to reduce the construction schedule and risks associated with construction execution and operations. The selection of a new design plan would be the basis for an updated feasibility study and initiation of permitting for a modified project.

COAL

Elk Valley Coal Partnership (40% direct; 52% direct and indirect)

Operating results at the 100% level are summarized in the followingtable:

	Three months		Nine months
	ended September 30		ended September 30
	2008	2007	2008	2007

Production (000's tonnes)	5,378	5,671	17,774	17,026

Sales (000's tonnes)	5,957	5,669	18,290	16,687

Average sale price
US$/tonne	$ 245	$ 93	$ 183	$ 99
C$/tonne	$ 252	$ 97	$ 187	$ 110

Operating expenses (C$/tonne)
Cost of product sold	$ 61	$ 42	$ 51	$ 43
Transportation	$ 41	$ 36	$ 39	$ 36
Depreciation and amortization	$ 5	$ 5	$ 5	$ 5

Our 40% share of operating profit ($ millions)	$ 350	$ 36	$ 674	$ 179

Our 40% share of Elk Valley Coal’s operating profit in the third quarter increased significantly to $350 million compared with $36 million in 2007. We also recorded $45 million of equity earnings from our indirect share of the partnership held through our interest in Fording. The higher profits were due to a substantial increase in 2008 coal year contract prices, partially offset by an increase in operating costs and higher transportation costs, which are partly tied to the coal price. Realized prices averaged US$245 per tonne in the third quarter, which included some carryover of tonnage from the 2007 coal year and typical variation in product mix. Approximately

15 Teck Cominco Limited 2008 Third Quarter News Release

10% of third quarter sales were at 2007 coal year contract prices. Elk Valley Coal expects its fourth quarter 2008 sales to include a similar proportion of carryover tonnage and the average coal price for the 2008 calendar year to remain in the range of US$195 to US$205 per tonne, consistent with prior guidance.

Coal production in the third quarter of 2008 decreased by 5% to 5.4 million tonnes compared with the same period last year. Production at the Elkview mine was disrupted during the third quarter by a mechanical failure of the raw coal conveyor system. Full production of clean coal at Elkview is expected to resume by the end of October 2008. Third quarter results also reflect lower production levels than the second quarter due to normal seasonality resulting from planned summer maintenance shutdowns. Coal sales of 6.0 million tonnes in the third quarter were 5% higher than a year ago. For the 2008 calendar year, Elk Valley Coal’s sales volumes are expected to be in the range of 23 to 25 million tonnes.

The unit cost of product sold increased to $61 per tonne compared with $42 per tonne for the third quarter of 2007. The increase resulted from a number of factors including lower production and higher repair costs attributable to the conveyor system failure at the Elkview mine of approximately $4 per tonne. A portion of these higher unit costs were related to continued overburden stripping during the conveyor system failure which should help to reduce mining costs in future periods. In addition, we implemented a new compensation program, which includes an employee profit sharing plan. Costs in this quarter in respect of this plan include approximately $2 per tonne in respect of the current quarter and $4 tonne in respect of prior quarters. Other factors contributing to the increase include higher diesel fuel costs of approximately $4 per tonne, higher stripping ratios of $2 per tonne and profit based royalties and carbon taxes, each of $1 per tonne. The unit cost of product sold is now expected to be in the range of $49to $51 per tonne for 2008, which is up from Elk Valley Coal’s previous guidance range of $46 to $48 per tonne.

Unit transportation costs increased by $5 to $41 per tonne due primarily to the coal price participation provisions contained in certain port loading contracts with Westshore Terminals. Unit transportation costs are now expected to be in the range of $40to $42 per tonne for calendar 2008, which is down from our previous guidance range of $42 to $44 per tonne as a result of a reduction in estimated ocean freight and vessel demurrage costs.

Total costs of product sold and transportation costs for the year are now expected to be in the range of $89 to $93 per tonne compared with our previous guidance range of $88 to $92 per tonne.

As at September 30 we had forward sales contracts for US$582 million to fix our US dollar exchange rate exposure on Elk Valley Coal sales. These contracts are at an average price of C$1.02 per US$1.00, and mature at varying dates to April 2009. In addition, on completion of the Fording transaction, we will assume or settle forward sales contracts for an additional US$1.4 billion. These contracts are at an average price of C$1.01 per US$1.00 and mature at varying dates through March 2009. Coal prices for the 2008 coal year were set in the second quarter in US dollar terms. These US dollar forward sales contracts effectively fix a significant portion of our coal sales in Canadian dollar terms. As we applied hedge accounting on these contracts, mark-to-market gains and losses are deferred until realized.

16 Teck Cominco Limited 2008 Third Quarter News Release

ZINC

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months		Nine months
	ended September 30		ended September 30
	2008	2007	2008	2007

Metal production
Zinc (000's tonnes)	69.3	70.6	204.5	219.7
Lead (000's tonnes)	18.2	17.7	64.3	59.5

Metal sales
Zinc (000's tonnes)	64.1	71.0	205.7	213.6
Lead (000's tonnes)	20.2	19.4	65.1	60.3

Power
Surplus power sold (gigawatt hours)	308	300	811	922
Power price (US$/megawatt hour)	$ 62	$ 52	$ 65	$ 48

Cost of sales ($ millions)
Concentrates	$ 161	$ 241	$ 636	$ 782
Operating costs	$ 82	$ 85	$ 258	$ 253
Distribution costs	$ 23	$ 19	$ 75	$ 66
Depreciation and amortization	$ 14	$ 12	$ 38	$ 35

Operating profit ($ millions)
Metal operations	$ 22	$ 69	$ 112	$ 282
Power sales	$ 15	$ 14	$ 41	$ 39
	$ 37	$ 83	$ 153	$ 321

Operating profit from Trail metal operations declined to $22 millionin the third quarter from $69 million in the same period last year due mainly to lower zinc sales volumes and prices, and higher distribution costs. This was partially offset by strong prices for specialty metals and fertilizer products.

Operating profit from surplus power sales in the third quarter of $15 million was slightly higher than a year ago, while sales volumes were similar. Power prices remained strong in the third quarter and averaged US$62 per megawatt hour compared with US$52 per megawatt hour in the same period last year.

Refined zinc production in the third quarter decreased slightly to 69,300 tonnes as technical problems in the leaching/purification area, encountered in the second quarter, continued into part of the third quarter. These problems have now largely been resolved. Refined lead production was slightly higher than last year at 18,200 tonnes in the third quarter.

17 Teck Cominco Limited 2008 Third Quarter News Release

Zinc sales volumes of 64,100 tonnes in the third quarter were 10% lower than last year as some steel mill customers either reduced their zinc inventories, or were impacted by decreased demand for galvanized products. We expect similar sales levels in the fourth quarter of this year.

Upper Columbia River Basin (Lake Roosevelt)

The litigation concerning historic discharges by Teck Cominco Metals Ltd. (TCML) of smelter slag into the Upper Columbia River continued in the quarter.

Following the denial of our petition for review by the U.S. Supreme Court in January 2008, the Lake Roosevelt litigation reverted to the Federal District Court for Eastern Washington. Judgment on the first phase of the litigation dealing with issues associated with an EPA order issued in December, 2003 and withdrawn in June 2008, was delivered on September 19, 2008. All of the claims associated with the order were dismissed including the plaintiffs’ claims for costs and attorneys’ fees. On October 3, 2008, the plaintiffs filed a joint motion for partial reconsideration of the decision and asked that it be entered as a final judgment.

The second phase of the trial is expected to deal with liability and the plaintiffs’ claims for natural resource damages and costs. This phase of the case has been deferred until the remedial investigation and feasibility study being conducted by TCML’s affiliate Teck Cominco American Incorporated under agreement with the EPA (the Agreement) have been substantially advanced or completed. Until such studies have been completed it is not possible to estimate the amount of the damages, if any, that the plaintiffs have sustained or may claim.

There can be no assurance that TCML will ultimately be successful in its defense of the litigation or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess the company’s potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation and/or the damage assessment may be material.

18 Teck Cominco Limited 2008 Third Quarter News Release

Red Dog (100%)

Operating results at the 100% level are summarized in the followingtable:

	Three months		Nine months
	ended September 30		ended September 30
	2008	2007	2008	2007

Tonnes milled (000's)	784	884	2,308	2,571

Zinc
Grade (%)	19.9	20.5	20.5	20.2
Recovery (%)	84.9	85.2	84.5	84.9
Production (000's tonnes)	131.5	154.4	400.0	441.1
Sales (000's tonnes)	184.0	177.8	363.7	383.8

Lead
Grade (%)	5.7	6.2	6.4	6.0
Recovery (%)	65.7	65.6	65.4	65.1
Production (000's tonnes)	29.2	36.0	96.5	100.1
Sales (000's tonnes)	77.4	91.3	80.2	98.0

Cost of sales (US$ millions)
Operating costs	$ 80	$ 75	$ 125	$ 133
Distribution costs	$ 47	$ 36	$ 79	$ 67
Royalties (NANA and State)	$ 54	$ 127	$ 89	$ 155
Depreciation and amortization	$ 24	$ 22	$ 43	$ 42

Operating profit ($ millions)	$ 105	$ 380	$ 242	$ 645

Red Dog’s operating profit, before pricing adjustments, declined to $124 millionin the third quarter compared with $390 million in the same period last year. The decline in operating profit was due to significantly lower zinc and lead prices. Negative pricing adjustments of $19 million were recorded in the third quarter compared with $10 million in the third quarter of 2007.

Zinc production in the third quarter decreased by 15% to 131,500 tonnes compared with the same period last year due to reduced throughput as a result of unscheduled maintenance shutdowns for mill liner replacements.

Zinc sales volumes in the third quarter were 184,000 tonnes, slightly higher than a year ago. The reduction from our previous guidance of 240,000 tonnes for the third quarter is due to slower customer draws on delivered product and late vessel arrivals that deferred some sales from September into October.

Red Dog’s 2008 shipping season began on July 11, 2008 and is expected to be completed on October 28, 2008 with a total of 954,000 tonnes of zinc concentrate and 249,000 tonnes of lead concentrate expected to be shipped from the mine. Metals in concentrate available for sale from October 1, 2008 to the beginning of next year’s shipping season are expected to be approximately 405,000 tonnes of zinc in concentrate and 58,000 tonnes of lead in concentrate.

19 Teck Cominco Limited 2008 Third Quarter News Release

Zinc and lead sales volumes in the fourth quarter are estimated to be approximately 179,000 tonnes and 58,000 tonnes of metal in concentrate respectively.

We continue to work towards the approval of a Supplemental Environmental Impact Statement (SEIS) for the Aqqaluk deposit, the next ore body scheduled to be developed by Red Dog. The mine’s effluent discharge permit will be renewed in conjunction with the SEIS. In the interim, we are working with NANA and the EPA to ensure that the mine can discharge sufficient water to maintain a reasonable water balance in the tailings impoundment under its existing water discharge permit.

During the second quarter, we entered into a settlement with the plaintiffs from the Village of Kivalina who had filed a complaint alleging violations of the Clean Water Act relating to discharge limits set by the mine’s current permit. A consent decree has been filed with the Court. The decree is subject to review by the EPA and Department of Justice and the approval of the Court. Under the terms of the decree, we have committed to design, and, if we receive all requisite permits, construct and operate a water discharge pipeline from the mine to the sea. We have also agreed to fund certain community initiatives and to pay fines and penalties if we exceed agreed-upon Total Dissolved Solids (TDS) limits in our discharge to the river systems until the pipeline is operational. The mine has implemented additional treatment measures to reduce TDS and increase discharge. As a result of those measures and a return to normal seasonal flows in Red Dog Creek, water discharge was in balance with annual inputs. The construction of the pipeline is a necessary capital expenditure to ensure the long-term viability of the mine and is viewed by management as a sustaining capital expenditure.

Other Zinc Mines

Our 100% owned Pend Oreille mine, which is an important supplier of low cost concentrate with favourable processing characteristics to our Trail operations, incurred an operating loss of $8 million in the third quarter compared with breaking even in the third quarter of 2007. The operating loss was the result of lower zinc prices. Zinc production was 7,500 tonnes in the third quarter compared with 7,300 tonnes in the same period last year.

On July 14, 2008, together with our partner Xstrata Zinc, we announced the closure of the Pillara zinc mine at Lennard Shelf in Western Australia. Operations ceased in early August. We wrote-down the mine assets by $12 million in the second quarter.

20 Teck Cominco Limited 2008 Third Quarter News Release

GOLD

Pogo (40%)

Operating results at the 100% level are summarized in the followingtable:

	Three months		Nine months
	ended September 30		ended September 30
	2008	2007	2008	2007

Tonnes milled (000's)	179	170	555	467
Grade (grams/tonne)	17.9	13.0	16.8	14.3
Mill recovery (%)	85.0	81.2	84.8	83.1
Production (000's ounces)	91	58	258	179
Sales (000's ounces)	92	67	264	158
Cash operating cost per ounce (US$)	$ 493	$ 554	$ 514	n/a
Our 40% share of operating profit ($ millions)	$ 6	$ (3)	$ 18	$ (3)

(1)	Operating results prior to April 1, 2007, the date the operation achieved commercial production, were capitalized as start-up costs.

Operating performance at our Pogo mine continued to improve in the third quarter and we achieved our best recorded quarterly production since commissioning of the mine at 91,000 ounces. Ore grades in the third quarter were slightly higher than life of mine averages at 17.9 grams per tonne, compared with 13.0 grams per tonne last year when we were mining lower grade stopes.

Gold sales of 92,000 ounces in the third quarter were similar to production levels and the average realized gold price was US$872 per ounce. Our 40% share of Pogo’s operating profit was $6 million in the third quarter compared with a $3 million operating loss last year due mainly to higher gold prices and improved production levels.

The mine’s expected gold production for 2008 remains unchanged from previous guidance at 340,000 ounces, of which our share is 40%.

21 Teck Cominco Limited 2008 Third Quarter News Release

Hemlo Mines (50%)

Operating results at the 100% level are summarized in the followingtable:

	Three months		Nine months
	ended September 30		ended September 30
	2008	2007	2008	2007

Tonnes milled (000's)	665	769	2,016	2,223
Grade (grams/tonne)	2.9	3.4	3.0	3.5
Mill recovery (%)	95.4	94.3	94.5	93.9
Production (000's ounces)	59	80	186	238
Sales (000's ounces)	57	75	193	234
Cash operating cost per ounce (US$)	$ 715	$ 600	$ 700	$ 583
Our 50% share of operating profit (loss) ($ millions)	$ 2	$ (4)	$ 9	$ (10)

Hemlo’s gold production of 59,000 ounces in the third quarter was consistent with the current mining plan, but represents a decrease of 26% compared with the same period last year. Most high grade sections of the mine have now been depleted, and a greater percentage of mill feed will now come from the lower grade open pit.

Gold sales of 57,000 ounces in the third quarter were at an average realized price of US$869 per ounce compared with 75,000 ounces and a realized price of US$674 per ounce in the same period last year.

Cost cutting measures in late 2007 have now stabilized and these helped to reduce total operating costs by 17% in the third quarter compared with the same period last year. However, due to the lower production levels, cash unit operating costs increased to US$715 per ounce compared with US$600 per ounce in the third quarter of 2007.

Hemlo’s operating profit was $2 million in the third quarter compared with an operating loss of $4 million last year due mainly to the higher gold price.

Expected gold production for 2008 remains unchanged from previous guidance at approximately 250,000 ounces, of which our share is 50%.

ENERGY

Fort Hills Project

At our Fort Hills oil sands project in Alberta, work continues on the Front End Engineering and Design (FEED) stage of project development. The project, as currently conceived, consists of an integrated oil sands mine and bitumen extraction plant 90 kilometers north of Fort McMurray, Alberta and an upgrader northeast of Edmonton, Alberta.

In September, together with our partners in the Fort Hills project, we announced that preliminary results from the FEED work suggest that the estimated capital costs for the first phase of the mine and upgrader portions of the project as currently conceived have increased in the range of 50% from the estimate of $18.8 billion (including third party costs) announced by the partners in June 2007.

22 Teck Cominco Limited 2008 Third Quarter News Release

The partners are reviewing the preliminary estimates and are assessing various options for development of the project, including the phasing of various aspects of the project, with selected options to be reflected in the final FEED report. Once the FEED work is complete, Fort Hills will develop a definitive cost estimate for the selected development option, which will be the basis for the final investment decision by the project partners. At this point the partners contemplate making an investment decision in the near term only with respect to the mining and extraction portion of the project and deferring any decision to construct the upgrader portion, which would substantially reduce project costs prior to first oil.

Proceeding with the project is also subject to certain regulatory approvals being received. Fort Hills is working with the regulators and various stakeholders to obtain the necessary approvals, which are expected in the fourth quarter.

Frontier and Equinox Projects

The Teck /UTS Joint Venture completed 353 core holes in the first quarter of 2008, of which 325 holes were in the Frontier Project area. Full assay and test results from that program will be available in the fourth quarter. A contingent resource will be prepared for the southern segment of the Frontier Project in the fourth quarter.

Engineering studies continue on the Equinox Project, which will include running a 1,500 tonne bulk sample through a pilot plant in the second half of 2008 to develop process design parameters for both the Equinox and Frontier Projects. A Design Basis Memorandum (DBM) study is expected to be completed on Equinox in the first quarter of 2009. The joint venture continues to advance the project through the permitting process. Engineering studies are expected to start on the Frontier Project in 2009.

Regulatory Developments

In January of 2008, the government of Alberta announced a plan to reduce carbon emissions to 14% below 2005 levels by 2050 and major emitters are required to reduce emission intensity at a rate of 12% per year. For new construction projects, the plan is applicable three years after start up. We are reviewing the effect of this legislation on our oil sands projects.

COSTS AND EXPENSES

Administration and general expenses were $15 million in the third quarter, $18 million less than the same period last year. The decrease is due to a decline in our share price, which resulted in a reduction of our stock based compensation expense.

Interest expense was $17 million in the third quarter compared with $21 million a year earlier. The decrease was due to capitalization of interest related to our Fort Hills project.

Other income, net of other expenses, was $25million in the quarter compared with $19 million of other expenses in the same period last year. The most significant component were mark-to-market gains on our zinc forward sales contracts, which were assumed on the acquisition of Aur Resources.

23 Teck Cominco Limited 2008 Third Quarter News Release

Income and resource taxes for the quarter were $233 million, or 37% of pre-tax earnings, which is higher than the Canadian statutory tax rate. This is primarily the result of the effect of mining taxes in Canada.

Minority interest expense was $23 million in the third quarter compared with $18 million last year, with the increase due to our acquisition of Quebrada Blanca and Andacollo as part of our purchase of Aur Resources in August, 2007. Third parties hold 23.5% and 10% of each property respectively.

Equity earnings

We recorded equity earnings of $58 million in the third quarter, of which $45 million was from our investment in the Fording Canadian Coal Trust compared with $5 million recorded in the same period last year. Higher earnings from the Trust were due to significantly higher coal prices and our increased interest in the Trust, which rose to 19.95% from 8.7% in September, 2007.

Discontinued operations

Our earnings from discontinued operations relate to a price participation provision in the agreement to sell the Cajamarquilla zinc refinery in 2004. We are entitled to additional consideration of US$365,000 for each US$0.01 by which the average annual price of zinc exceeds US$0.454 per pound. This zinc price participation expires at the end of 2009. Accordingly, we have recorded a receivable for outstanding amounts due under this agreement, which is valued based on the zinc forward price curve in effect at the end of each quarter. In the third quarter of 2008, the Canadian dollar zinc price decreased resulting in a $10 million ($8 million after-tax) mark-to-market decrease in the receivable, compared with a $6 million ($5 million after-tax) decrease in the receivable in the third quarter of 2007.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations was $873 million in the third quarter compared with $814 million in the same period last year. The increase in cash flow occurred due to a reduction in working capital requirements as falling metal prices are reflected in lower receivable balances at the end of the quarter.

Expenditures on property, plant and equipment were $377 million in the third quarter and included $125 million on sustaining capital and $252 million on development projects. The largest components of sustaining expenditures were at Elk Valley Coal, Antamina and Red Dog for equipment upgrades. Development expenditures included $40 million for preparatory stripping and capital equipment for Highland Valley Copper’s mine life extension project and $65 million on the development of the hypogene deposit at Andacollo. In addition, we acquired the Relincho copper project in Chile for a cash payment of $136 million and the issuance of 6.9 million Class B subordinate voting shares valued at $287 million. Investments in the third quarter totalled $145 million and included $112 million of funding for the Fort Hills oil sands project and $33 million for other investments.

24 Teck Cominco Limited 2008 Third Quarter News Release

In September we repaid $67 million of debt that we assumed as part of the Aur Resources acquisition.

Our cash position increased by $85 million to $1.2 billion as of September 30, 2008. Long-term debt totalled $1.5 billion at September 30, 2008 and we had bank credit facilities aggregating $1.3 billion, 84% of which mature in 2012 and beyond. Our unused credit lines under these facilities after draw downs and letters of credit amounted to $1.0 billion. Our senior unsecured debt is rated Baa1 by Moody’s Investor Services, BBB by Standard and Poor’s and BBB (high) by Dominion Bond Rating Service.

In addition to our operating lines of credit as at September 30, as outlined above, we have arranged for a total of US$9.8 billion in financing to be provided by a consortium of 25 banks to satisfy the cash portion of the Fording acquisition. The acquisition financing includes a US$4 billion three-year amortizing senior term loan facility, which is payable in 11 equal quarterly instalments beginning in April 2009, and a US$5.81 billion senior bridge loan facility, which matures 364 days from drawdown, which is expected to occur on October 29, 2008.

COMPREHENSIVE INCOME

We recorded comprehensive income of $356million in the third quarter, comprising $424 million of regular earnings and $68 million of other comprehensive loss. The most significant components of other comprehensive loss in the quarter are unrealized mark-to-market losses of $224 million on our portfolio of marketable securities. The value of our marketable securities suffered declines due to equity market conditions. These securities consist primarily of investments in publicly traded companies with whom we partner in exploration or development projects. Currency translation adjustments of $232 million were recorded on the revaluation of our investments in self-sustaining foreign subsidiaries due to the strengthening of the US dollar. These were partially offset by losses on US$ denominated debt designated as a hedge of these subsidiaries of $52 million, for a net currency translation gain of $180 million. All of these gains and losses are held in Accumulated Other Comprehensive Income, net of taxes until they are realized, at which time they are included in net earnings.

OUTLOOK

The information below is in addition to the disclosure concerning specific operations included above in the Operations and Corporate Development sections of this Management’s Discussion and Analysis.

General Economic Conditions

Current problems in credit markets and deteriorating global economic conditions have lead to a significant weakening of exchange traded commodity prices in recent weeks, including base metal prices. Volatility in these markets has also been unusually high. It is difficult in these conditions to forecast metal prices and customer demand for our products. Credit market conditions have also increased the cost of obtaining capital and limited the availability of funds. Accordingly, management is reviewing the effects of the current conditions on our business.  Our fourth quarter earnings are expected to be impacted by significant negative pricing adjustments, if base metal prices remain at current levels, and an increase in our financing

25 Teck Cominco Limited 2008 Third Quarter News Release

costs assuming our acquisition of Fording’s assets closes on October 30 as expected and, because of the application of accounting rules related to the valuation of inventories from acquisitions, our earnings are expected to include only one month of operating profit from the assets acquired from Fording. This last item has no impact on our cash flow. Further detail on each of these issues is provided below.

Acquisition of Elk Valley Coal Partnership (EVCP)

In the third quarter of 2008 we entered into an arrangement to acquire all of the assets of Fording Canadian Coal Trust, which consists primarily of Fording’s 60% interest in the Elk Valley Coal Partnership. In aggregate, we will pay approximately US$12.4 billion in cash and issue approximately 36.9 million Class B subordinate voting shares in consideration for the Fording assets.

The cash portion of the consideration will be funded primarily from a US$9.81 billion fully underwritten bridge and term loan facility with a syndicate of banks and approximately US$2.4 billion of proceeds from the sale of 29.5 million Fording units held by Teck. The bridge loan is US$5.81 billion bears interest at LIBOR plus 1.5% and is due 364 days after it is drawn. The term loan of US$4 billion bears interest at LIBOR plus 1.5% (subject to adjustments based on changes in our credit rating) and is repayable in 11 equal quarterly instalments beginning on April 30, 2009. Our primary objective is to reduce these debt balances include a cash tax refund of approximately $1 billion expected in the first half of 2009, potential asset sales and cash on hand at the time of the transaction. We also intend to access longer term debt financing as bond market conditions permit. As a result, we expect to pay down a substantial portion of the acquisition debt in the near term. This expectation is based primarily on our belief that Elk Valley’s projected revenues and cash flows through March, 2009 are dependable based on existing sales volumes and prices, the combination of normal carry-over volumes into the April-June quarter of 2009 and current price forecasts for the 2009 coal year. Before tax operating cash flow from our coal business unit over a one year period would be in the range of $3 billion dollars if the average realized price were to be US$200 per tonne, and close to $6 billion if the average realized price were US$300 per tonne. This assumes that we produce and sell 25 million tonnes per year, total cash costs of approximately C$96 per tonne, slightly higher than our current guidance, an exchange rate of C$1.10 to US$1 and does not take into account sustaining capital spending.

All conditions necessary to complete the arrangement have been satisfied or waived and, subject to certain limited termination rights, closing for the transaction is expected to occur on October 30, 2008. The termination rights include the right to terminate by mutual consent, the right of Teck to terminate in the event the amount of residual liabilities of Fording (net of current assets) exceeds certain agreed levels either as a result of a wilful violation of the arrangement agreement by Fording or in circumstances where exceeding such levels would constitute a material adverse change (as defined in the arrangement agreement), the right of either party to terminate if the closing of the arrangement does not occur on or before December 30, 2008 and the right of either party to terminate if governmental or regulatory action prohibits the transaction, makes the transaction illegal or materially and adversely change the anticipated tax treatment of the transaction.

The acquisition of Fording’s assets is expected to add substantially and immediately to our operating profits and cash flows. The transaction will increase our interest in the partnership to 100%, which this year is expected to produce between 23 and 25 million tonnes of metallurgical coal, in 2008. Prior to the transaction, we held a 40% direct interest in the partnership and a further 12% indirect interest as a result of our investment in Fording.

26 Teck Cominco Limited 2008 Third Quarter News Release

The effective date of the Fording transaction is expected to be October 30, 2008 and we will begin fully consolidating the results of the acquired assets from that date. Upon acquisition, we are required to value production inventories at their fair market values and these fair value adjustments will reduce our recorded operating profits, but not our cash flows, until the inventories are sold, a period expected to be approximately one month. Accordingly, our earnings in the fourth quarter should effectively include only one month of full operating profit from the acquired assets but two months of interest on the debt incurred to acquire the assets.

As a result of the Fording transaction our earnings will be more sensitive to changes in the coal price and changes in the Canadian/US dollar exchange rate. Based on 2008 calendar year average coal prices, post-acquisition rates of production, current coal prices and current exchange rates, a 1% increase/decrease in the coal price would increase/decrease our 2009 earnings by approximately $42 million. Based on prices and the exchange rate prevailing at September 30, 2008 and our current rate of production, post-Fording acquisition, a 1% weakening/strengthening of the Canadian dollar against the US dollar would increase/decrease 2009 earnings by approximately $50 million, after taking into account our US$ forward sales contracts

Elk Valley Coal’s sales contracts have been settled for the 2008 coal year, which is from April 1, 2008 to March 31, 2009, and are recorded at an average price of US$275 per tonne. This is a weighted average price for all ranges of coal products including metallurgical, thermal and PCI coal and the impact of certain multi-year contracts. With carry over tonnage from the 2007 coal year, the average coal price for the 2008 calendar year is expected to remain in the range of US$195 to US$205 per tonne.

Fourth quarter production and sales for Elk Valley Coal will be impacted by the ongoing production problems at the Elkview mine, which are expected to be resolved by the end of October 2008. In the absence of any further significant disruptions of production or rail transportation problems, Elk Valley Coal still expects its sales volumes to be within its previous guidance range of 23 to 25 million tonnes for calendar 2008. Inventories of clean coal at the mine sites and the Vancouver ports were low at quarter end and Elk Valley Coal is dependent on rail service in order to deliver its product. The low inventory levels increase Elk Valley Coal’s exposure to possible rail transportation problems or further disruptions of production during the fourth quarter.

Exchange rates

In addition to the exchange rate sensitivities noted above, our US dollar denominated debt will be subject to revaluation based on changes in the Canadian/US dollar exchange rate. Initially, we intend to designate approximately one half of our US$ denominated debt as a hedge of our US$ denominated foreign operations. As a result, approximately 50% of any foreign exchange gains or losses arising on these loans will be recorded in net earnings with the remainder in Other Comprehensive Income. The earnings impact of these revaluations will be reduced as we pay down the debt. Exchange rate fluctuations will also affect our debt to equity ratio and interest charges.

27 Teck Cominco Limited 2008 Third Quarter News Release

Base metals prices

Base metal prices have been subject to significant volatility in September and October of this year. In order to protect against further price declines we have entered into forward sales agreements with major financial institutions to effectively fix the sales prices in respect of approximately 80% of our anticipated copper production to the end of March, 2009. As a result of these transactions, we have price protection in relation to approximately 73% of our total anticipated revenues for the six month period (based on our anticipated product sales volumes and commodity price assumptions for products other than coal and copper). This figure assumes closing of the Fording transaction on October 30, 2008 and thus includes 100% of Elk Valley’s coal production from that date, all of which is committed under fixed price contracts which run through March 31, 2009. These measures are designed to provide revenue certainty and cash flow predictability during the period.

At September 30, 2008, outstanding receivables included 157 million pounds of copper provisionally valued at an average of US$2.90 per pound, 296 millionpounds of zinc valued at an average of US$0.76 per pound and 96 million pounds of lead provisionally valued at an average of US$0.83 per pound. Final price adjustments on these outstanding receivables will increase or decrease our revenue in subsequent quarters depending on metal prices at the time final values are determined.

Capital Expenditures

Our 2008 capital expenditures are expected to be approximately $1.1 billion, including $430 million of sustaining capital expenditures, $600 million on development projects and $50 million on our share of the various oil sands properties outside of Fort Hills that we jointly own with UTS Energy Corporation. The increase from our prior sustaining capital estimate is due to our anticipated increased ownership in Elk Valley Coal. Our development expenditures estimate of approximately $600 million includes $220 million for Andacollo’s hypogene project, $175 million for Highland Valley’s mine expansion and $140 million on the Relincho copper property. We also expect to spend approximately $500 million on our share of costs for the Fort Hills oil sands project and $20 million in engineering studies for the Galore Creek project. We are reviewing our discretionary capital spending in light of current market conditions and our debt reduction targets.

Other information

The government of British Columbia introduced legislation to implement a carbon tax on virtually all fossil fuels effective July 1, 2008. The tax is imposed on fossil fuels used in BC and is based on a $10 per tonne of CO2-emission equivalent, increasing by $5 per tonne each year until it reaches $30 per tonne in 2012. Based on our recent historical fuel use figures, we expect to pay carbon tax of approximately $5 million for 2008, increasing to approximately $26 million per year by 2012. Our expected carbon tax cost is primarily the result of our use of coal, diesel fuel and natural gas.

The BC government has also expressed its intention to implement a cap and trade mechanism to further reduce greenhouse gas emissions. However, it has indicated that the carbon tax and the cap and trade system will be integrated to avoid double taxation. We will monitor this issue as legislation is developed.

28 Teck Cominco Limited 2008 Third Quarter News Release

ADOPTION OF NEW ACCOUNTING STANDARDS

Inventories, Section 3031

Effective January 1, 2008, we adopted the new Canadian Institute of Chartered Accountants (CICA) handbook Section 3031, “Inventories.” This section replaces the existing Section 3030 and establishes more prescriptive standards for the measurement and disclosure of inventories. The adoption of this standard did not have an impact on our financial statements.

International Financial Reporting Standards (IFRS) changeover plan

In 2008, the Canadian Accounting Standards Board announced that January 1, 2011 will be the changeover date for Canadian publically accountable enterprises to report their financial results using IFRS.

We continue to make progress with our IFRS changeover plan. We engaged third party consultants who completed a high-level preliminary assessment, which prioritizes how each IFRS standard will impact our financial statements, systems and business activities. Our technical implementation team is currently focusing their efforts on the higher impact areas and has continued with ongoing training sessions provided by external advisors. We are also continuing to assess the impact of the conversion on our business activities, including the effect on information technology and data systems, internal controls over financial reporting and disclosure controls.

We anticipate that there will be changes in accounting policies and these changes may materially impact our financial statements.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, foreign exchange forward sales contracts, fixed price forward metal sales contracts, settlements receivable and price participation payments on the sale of the Cajamarquilla zinc refinery. The Cajamarquilla price participation payments are economically similar to a fixed price forward purchase of zinc. The financial instruments and derivatives are all recorded at fair values on our balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operations as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

29 Teck Cominco Limited 2008 Third Quarter News Release

The after-tax effect of financial instruments on our net earnings for the following periods is set out in the table below:

	Three months		Nine months
	ended September 30		ended September 30
	2008	2007	2008	2007

Price adjustments
On prior quarter sales	$ (33)	$ 8	$ 15	$ (5)
On current quarter sales	(93)	(4)	(74)	32
	(126)	4	(59)	27

Other financial instruments
Derivatives gains (losses)	14	(7)	24	(14)
Cajamarquilla sale price participation (discontinued operations)	(8)	(5)	(13)	(30)

Total	$ (120)	$ (8)	$ (48)	$ (17)

On acquisition of the Fording assets, we will either assume or settle forward sales contracts on US$1.4 billion entered into by Fording at an average price of C$1.01 = US$1.00 In October, we also entered into forward sales contracts for 166 million pounds of copper at an average price of US$2.43 per pound maturing at varying dates to the end of March 2009.

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2008			2007
	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$1,800	$1,870	$1,571	$1,538	$1,932	$1,561	$1,340

Operating profit	687	879	614	460	894	764	620

EBITDA	808	951	633	427	834	770	584

Net earnings	424	497	345	280	490	485	360

Earnings per share	$ 0.95	$ 1.12	$ 0.78	$ 0.64	$ 1.15	$ 1.14	$ 0.83

Cash flow from operations	873	500	161	560	814	193	152

OUTSTANDING SHARE DATA

As at October 20, 2008 there were 440,034,195 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 4,704,713 director and employee stock options outstanding with exercise prices ranging between $3.20 and $49.17 pershare. More information on these instruments and the terms of their conversion is set out in Note 16 of our 2007 year end financial statements.

30 Teck Cominco Limited 2008 Third Quarter News Release

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This document contains certain forward-looking information. This forward-looking information, principally under the heading “Outlook,” but also elsewhere in this document, includes estimates, forecasts, and statements as to management’s expectations with respect to, among other things, our earnings and cash flow in the fourth quarter of 2008 and beyond, the financial and accounting consequences of our proposed acquisition of the assets of Fording Canadian Coal Trust, the sensitivity of our earnings to changes in commodity prices and exchange rates, the potential impact of transportation and other potential production disruptions, the impact of commodity and currency hedging, our debt reduction objectives and potential sources of funds, our intention to refinance a portion of our Fording acquisition debt, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital expenditures and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the settlement of coal contracts with customers, the outcome of legal proceedings involving the company and the impact of carbon taxation on the company. This forward-looking information involves numerous assumptions, risks and uncertainties and actual results may vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, and changes or further deterioration in general economic conditions or continuation of current severe disruptions in credit and financial markets.

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions, that demand for products develops as anticipated, that customers and

31 Teck Cominco Limited 2008 Third Quarter News Release

other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward looking statements and our business can be found in our Annual Information Form for the year ended December 31st 2007, filed on SEDAR and on EDGAR under cover of Form 40F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2008 financial results on Thursday, October 23, 2008 at 11 AM Eastern/8 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company’s website at www.teck.com. The webcast is also available at www.earnings.com. The webcast will be archived at www.teck.com.

32 Teck Cominco Limited 2008 Third Quarter News Release

Teck Cominco Limited

Consolidated Statement of Earnings

(Unaudited)

	Three months		Nine months
	ended September 30		ended September 30
(Cdn $ in millions, except for share data)	2008	2007	2008	2007

Revenues	$ 1,800	$ 1,932	$ 5,241	$ 4,833

Operating expenses	(983)	(945)	(2,718)	(2,330)

Depreciation and amortization	(130)	(93)	(343)	(225)

Operating profit	687	894	2,180	2,278

Other expenses
General and administration	(15)	(33)	(85)	(89)
Interest on long-term debt	(17)	(21)	(54)	(64)
Exploration	(44)	(34)	(90)	(79)
Research and development	(6)	(7)	(22)	(21)
Asset impairment charge (Note 5)	-	-	(12)	-
Other income (expense) (Note 9)	25	(19)	58	88

Earnings before the undernoted items	630	780	1,975	2,113

Provision for income and resource taxes	(233)	(272)	(736)	(734)

Minority interests	(23)	(18)	(82)	(28)

Equity earnings	58	5	122	14

Net earnings from continuing operations	432	495	1,279	1,365

Net loss from discontinued operations	(8)	(5)	(13)	(30)

Net earnings	$ 424	$ 490	$ 1,266	$ 1,335

Earnings per share

Basic	$ 0.95	$ 1.15	$ 2.85	$ 3.12

Basic from continuing operations	$ 0.97	$ 1.16	$ 2.88	$ 3.19

Diluted	$ 0.95	$ 1.14	$ 2.84	$ 3.10

Diluted from continuing operations	$ 0.96	$ 1.15	$ 2.87	$ 3.17

Weighted average shares outstanding (millions)	447.0	428.0	443.8	428.0

Shares outstanding at end of period (millions)	449.4	441.8	449.4	441.8

The accompanying notes are an integral part of these financial statements.

33 Teck Cominco Limited 2008 Third Quarter News Release

Teck Cominco Limited

Consolidated Statement of Cash Flows

(Unaudited)

	Three months ended September 30		Nine months ended September 30
(Cdn $ in millions)	2008	2007	2008	2007

Operating activities
Net earnings from continuing operations	$ 432	$ 495	$ 1,279	$ 1,365
Items not affecting cash
Depreciation and amortization	130	93	343	225
Future income and resource taxes	88	(9)	205	(2)
Equity earnings	(58)	(5)	(122)	(14)
Minority interests	23	18	82	28
Asset impairment charge	-	-	12	-
Gain on sale of investments and assets	(6)	(1)	(12)	(13)
Other	1	80	15	90
Distributions received from equity accounted investments	-	1	65	13
	610	672	1,867	1,692

Net change in non-cash working capital items	263	142	(333)	(533)
	873	814	1,534	1,159
Financing activities
Issuance of long-term debt	1	11	3	11
Repayment of long-term debt	(69)	-	(103)	-
Issuance of Class B subordinate voting shares	-	4	5	12
Purchase and cancellation of Class B subordinate
voting shares	-	-	-	(577)
Dividends paid	(221)	(210)	(442)	(426)
Distributions to minority interests	(31)	-	(99)	-
Redemption of exchangeable debentures	-	(7)	-	(105)

	(320)	(202)	(636)	(1,085)
Investing activities
Property, plant and equipment	(377)	(138)	(727)	(408)
Investments and other assets	(145)	(147)	(463)	(369)
Acquisition of Aur Resources Inc. (Note 3(a))	-	(2,588)	-	(2,588)
Proceeds from the sale of investments and assets	13	5	20	26
Decrease in temporary investments	-	100	-	161
Cash held in trust	-	7	-	105
	(509)	(2,761)	(1,170)	(3,073)
Effect of exchange rate changes on cash and
cash equivalents held in US dollars	41	(91)	73	(327)

Increase (decrease) in cash and cash equivalents
from continuing operations	85	(2,240)	(199)	(3,326)
Cash received from discontinued operations	-	-	38	40

Increase (decrease) in cash and cash equivalents	85	(2,240)	(161)	(3,286)

Cash and cash equivalents at beginning of period	1,162	4,008	1,408	5,054

Cash and cash equivalents at end of period	$ 1,247	$ 1,768	$ 1,247	$ 1,768

The accompanying notes are an integral part of these financial statements.

34 Teck Cominco Limited 2008 Third Quarter News Release

Teck Cominco Limited

Consolidated Balance Sheets

(Unaudited)

	September 30,	December 31,
(Cdn $ in millions)	2008	2007

ASSETS

Current assets
Cash and cash equivalents	$ 1,247	$ 1,408
Accounts and settlements receivable	765	593
Inventories	1,041	1,004

	3,053	3,005

Investments (Note 4)	1,752	1,506

Property, plant and equipment	9,064	7,807

Other assets (Note 6)	559	592

Goodwill (Note 3 (a))	748	663
	$ 15,176	$ 13,573

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Dividends payable	$ -	$ 221
Accounts payable and accrued liabilities	950	1,017
Current portion of long-term debt	-	31

	950	1,269

Long-term debt	1,538	1,492

Other liabilities (Note 7)	932	994

Future income and resource taxes	2,598	2,007

Minority interests	76	92

Shareholders' equity (Note 11)	9,082	7,719
	$ 15,176	$ 13,573

Contingencies (Note 14)
Subsequent event (Note 3 (d), 13 (f))

The accompanying notes are an integral part of these financial statements.

35 Teck Cominco Limited 2008 Third Quarter News Release

Teck

Teck Cominco Limited

Consolidated Statement of Retained Earnings

(Unaudited)

	Three months		Nine months
	ended September 30		ended September 30
(Cdn $ in millions)	2008	2007	2008	2007

Retained earnings at beginning of period	$ 5,659	$ 4,489	$ 5,038	$ 4,225

Adoption of financial instruments standards	-	-	-	112
As restated	5,659	4,489	5,038	4,337

Net earnings	424	490	1,266	1,335

Dividends declared	-	-	(221)	(210)

Class B subordinate voting shares repurchased	-	-	-	(483)

Retained earnings at end of period	$ 6,083	$ 4,979	$ 6,083	$ 4,979

The accompanying notes are an integral part of these financial statements

36 Teck Cominco Limited 2008 Third Quarter News Release

Teck

Teck Cominco Limited

Consolidated Statement of Comprehensive Income

(Unaudited)

	Three months		Nine months
	ended September 30		ended September 30
(Cdn $ in millions)	2008	2007	2008	2007

Net earnings	$ 424	$ 490	$ 1,266	$ 1,335

Other comprehensive income (loss) in the period
Currency translation adjustment:
Unrealized gains (losses)	232	(100)	374	(416)
Less losses reclassified to net income on realization	-	59	-	59
Exchange differences on debt designated as hedge
of self-sustaining foreign subsidiaries	(52)	51	(90)	51

	180	10	284	(306)
Available-for-sale instruments:
Unrealized gains (losses) (net of taxes of $40, $6, $41	(229)	(37)	(254)	(28)
and $6)
(Gains) losses reclassified to net earnings on realization
(net of tax of $1, $nil, $1 and $1)	(5)	(1)	(5)	(3)

	(234)	(38)	(259)	(31)
Derivatives designated as cash flow hedges:
Unrealized gains (losses) (net of taxes of $10,
nil, $10 and nil)	(22)	-	(22)	-
(Gains) losses reclassified to net earnings on realization
(net of tax of $4, $2, $7 and $5)	8	2	13	6
	(14)	2	(9)	6
Total other comprehensive income (loss) (Note 12)	(68)	(26)	16	(331)

Comprehensive income	$ 356	$ 464	$ 1,282	$ 1,004

The accompanying notes are an integral part of these financial statements.

37 Teck Cominco Limited 2008 Third Quarter News Release

Teck

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

1.	BASIS OF PRESENTATION

Our interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. Our statements follow the same accounting policies and methods of application as our most recent annual financial statements, except as described in Note 2. Accordingly, they should be read in conjunction with our most recent annual financial statements. All dollar amounts are disclosed in Canadian currency unless otherwise noted.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

2.	ADOPTION OF NEW ACCOUNTING STANDARD

Effective January 1, 2008, we adopted the new Canadian Institute of Chartered Accountants (CICA) handbook Section 3031, “Inventories.” This section replaces the existing Section 3030 and establishes more prescriptive standards for the measurement and disclosure of inventories. The adoption of this standard did not have an impact on our financial statements.

3.	ACQUISITIONS

a.	Aur Resources

In the third quarter of 2007, we acquired 100% of the outstanding common shares of Aur Resources Inc. Aur owned interests in three operating mines: the Quebrada Blanca (76.5%) and Andacollo (90%) copper mines located in Chile and the Duck Pond (100%) copper-zinc mine located in Newfoundland, Canada.

We accounted for the acquisition of Aur using the purchase method. Aur’s results of operations are included in our consolidated financial statements from August 22, 2007. The purchase cost of $4,054 million was funded with a combination of cash and Class B subordinate voting shares.

Each Class B subordinate voting share was valued at $43.33, being the average closing price on the Toronto Stock Exchange for two trading days before and one day after the announcement of our offer for Aur, less deemed issuance costs.

Our allocation of the purchase cost to the assets acquired and liabilities assumed is based upon estimated fair values at the time of acquisition. We have completed the process of determining fair values for the assets and liabilities acquired. The significant changes from the preliminary allocation at December 31, 2007 are an increase to goodwill of $34 million, a $15 million increase to other assets and an increase to the future income tax liability of $52 million.

38 Teck Cominco Limited 2008 Third Quarter News Release

Teck

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

3.	ACQUISITIONS, continued

Our final allocation of the purchase price to the estimated fair value of the assets and liabilities of Aur is as follows:

(Cdn $ in millions)

Cash	$ 501
Inventory	267
Property, plant and equipment	4,135
Goodwill	740
Other	345

Total assets acquired	5,988

Current liabilities	(197)
Derivative instrument liability	(96)
Long-term liabilities	(297)
Future income tax liability	(1,315)
Non-controlling interests	(29)

Total liabilities assumed	(1,934)

Net assets acquired	$ 4,054

The net cash cost of the acquisition was as follows:

Cash paid to Aur shareholders	$ 3 ,089
Less Aur's cash balance on acquisition date	(501)

$ 2,588

b.	Minera Petaquilla

On March 26, 2008, we satisfied contractual requirements to earn a 26% equity interest in Minera Petaquilla S.A. (MPSA), the Panamanian company that holds the Petaquilla concession. As a condition of earning our interest, we are required to participate in work plans and budgets leading to commercial production, and to fund 52% of project development costs.

In the third quarter of 2008, Inmet Mining Corporation (Inmet), which owns 48% of MPSA, acquired approximately 95% of the outstanding common shares of Petaquilla Copper Ltd., which owns a 26% interest in MPSA. Inmet intends to pursue a compulsory acquisition or other means of acquiring, directly or indirectly, all of the remaining common shares of Petaquilla Copper Ltd. Inmet has also dropped the arbitration proceedings commenced by Petaquilla Copper Ltd. that sought to set aside our acquisition of the 26% equity interest.

39 Teck Cominco Limited 2008 Third Quarter News Release

Teck

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

3.     ACQUISITIONS, continued

Under the terms of our agreement with Inmet, at the earlier of September 30, 2009 or the date on which Inmet has funded at least $50 million in project costs, we must elect whether to continue participating in the project. Inmet assumed interim operatorship of the project on April 1, 2008 and are funding all project related costs.

c.	Relincho Copper Project

In August 2008, we completed the acquisition of the Relincho copper project in Chile by way of a plan of arrangement involving Global Copper Corp., the owner of the project. The purchase price was $424 million, being $136 million paid in cash, the issuance of 6.9 million Class B subordinate voting shares valued at $287 million, and $1 million of transaction fees. We accounted for this transaction as an acquisition of assets and have recorded a future income tax liability based upon the difference between the accounting and tax basis of the assets acquired. Accordingly, the purchase price has been allocated as follows: $681 million to mineral properties, $252 million to future income tax liability and $5million to net liabilities assumed.

d.	Fording Canadian Coal Trust

In the third quarter of 2008 we entered into an arrangement to acquire all of the assets of Fording Canadian Coal Trust, which consists primarily of Fording’s 60% interest in the Elk Valley Coal Partnership. In aggregate, we will pay approximately US$12.4 billion in cash and issue approximately 36.9 million Class B subordinate voting shares in consideration for the Fording assets.

The cash portion of the consideration will be funded primarily from a US$9.81 billion fully underwritten bridge and term loan facility with a syndicate of banks and the proceeds from the sale of 29.5 million Fording units held by Teck. The bridge loan of US$5.81 billion bears interest at LIBOR plus 1.5% and is due 364 days after it is drawn. The term loan of US$4 billion bears interest at LIBOR plus 1.5% (subject to adjustments based on changes in our credit rating) and is repayable in 11 equal quarterly instalments beginning on April 30, 2009.

All conditions necessary to complete the arrangement have been satisfied or waived and, subject to certain limited termination rights, closing of the transaction is expected to occur on October 30, 2008. Upon closing, we will own 100% of the Elk Valley Coal Partnership.

40 Teck Cominco Limited 2008 Third Quarter News Release

Teck

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

 4.     INVESTMENTS

(Cdn $ in millions)	September 30, 2008		December 31, 2007
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Available-for-sale investments:
Marketable securities	$ 122	$ 122	$ 308	$ 308

Held for trading investments:
Warrants	-	-	1	1
	122	122	309	309
Investments accounted for under the equity method:
Fording Canadian Coal Trust (19.6% interest)	806		750
Galore Creek Partnership (50% interest)	290		214
Fort Hills Energy Limited Partnership (20% interest)	507		233
Minera Petaquilla (26% interest) (Note 3(b))	27		-
	1,630		1,197
	$ 1,752		$ 1,506

5.	ASSET IMPAIRMENT CHARGE

During the second quarter of 2008, we recorded an asset impairment charge of $12 million against our Lennard Shelf zinc mine in Western Australia due to continued operating losses. The mine was closed in August 2008.

6.	OTHER ASSETS

	September 30,	December 31,
(Cdn $ in millions)	2008	2007

Restricted cash pledged as security	$ 162	$ 151
Pension assets	203	210
Future income and resource tax assets	68	70
Cajamarquilla contingent receivable, net of current portion of $14
million (Note 13(d))	12	42
Long-term receivables	47	51
Other	67	68
	$ 559	$ 592

41 Teck Cominco Limited 2008 Third Quarter News Release

Teck

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

7.	OTHER LIABILITIES

	September 30,	December 31,
(Cdn $ in millions)	2008	2007

Asset retirement obligations	$ 520	$ 492
Other environmental and post-closure costs	82	88
Pension and other employee future benefits	256	244
Forward contracts, net of current portion of $52 million(Note 13(a))	23	78
Other	51	92
	$ 932	$ 994

8.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended September 30		Nine months ended September 30
(Cdn $ in millions)	2008	2007	2008	2007

Income and resource taxes paid	$ 137	$ 208	$ 649	$ 1,027

Interest paid	$ 13	$ 13	$ 60	$ 60

9.	OTHER INCOME (EXPENSE)

	Three months ended September 30		Nine months ended September 30
(Cdn $ in millions)	2008	2007	2008	2007

Interest income	$ 6	$ 35	$ 26	$ 157
Gain on sale of investments and assets	6	1	12	13
Foreign exchange gain	9	11	8	12
Reclamation expense for closed properties	(1)	1	(5)	(11)
Derivative gain (loss)	22	(11)	37	(22)
Realization of cumulative translation losses	-	(59)	-	(59)
Other	(17)	3	(20)	(2)
	$ 25	$ (19)	$ 58	$ 88

42 Teck Cominco Limited 2008 Third Quarter News Release

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

10.    EMPLOYEE FUTURE BENEFITS EXPENSE

	Three months ended September 30		Nine months ended September 30
(Cdn $ in millions)	2008	2007	2008	2007

Pension plans	$ 11	$ 8	$ 31	$ 27
Post-retirement benefit plans	6	7	20	22
	$ 17	$ 15	$ 51	$ 49

11.	SHAREHOLDERS’ EQUITY
a.	Components of shareholders’ equity
	September 30,	December 31,
(Cdn $ in millions)	2008	2007

Share capital	$ 3,575	$ 3,281
Contributed surplus	79	71

Accumulated comprehensive income
Retained earnings	6,083	5,038
Accumulated other comprehensive loss (Note 12)	(655)	(671)
	5,428	4,367
	$ 9,082	$ 7,719

b.	Stock-based compensation

During the first three quarters of 2008 we granted 1,655,000 Class B subordinate voting share options to employees. These options have a weighted exercise price of $34.43, a term of 8 yearsand vest in equal amounts over 3 years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $10.00 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4.15 years, a risk-free interest rate of 6.35%, a dividend yield of 2.94% and an expected volatility of 31%.

During the first three quarters of 2008, we issued 479,261 deferred and restricted share units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in three years for employees. The total number of deferred and restricted share units outstanding at September 30, 2008 was 1,523,459.

Stock-based compensation expense of $16 million (2007 - $24 million) was recorded for the nine months ended September 30, 2008 in respect of all outstanding options and share units.

43 Teck Cominco Limited 2008 Third Quarter News Release

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

11.    SHAREHOLDERS’ EQUITY, continued

c.	Share purchase program

We have a share purchase program that allows us to purchase up to 40 million of our outstanding Class B subordinate voting shares by way of a normal course issuer bid until March 10, 2009. Purchases, if any, are made at the prevailing market price of the Class B subordinate voting shares as traded on the Toronto Stock Exchange and any shares purchased are cancelled. During the third quarter of 2008, we did not purchase any Class B subordinate voting shares under this program.

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
	September 30,	December 31,
(Cdn $ in millions)	2008	2007

Accumulated other comprehensive income (loss) at beginning of period	$ (671)	$ (95)
Other comprehensive income (loss) for the period	16	(576)

Accumulated other comprehensive loss at end of period	$ (655)	$ (671)

The components of accumulated other comprehensive income (loss) are:

	September 30,	December 31,
(Cdn $ in millions)	2008	2007

Currency translation adjustment	$ (411)	$ (695)
Unrealized gains (losses) on investments (net of tax of $35 and $(9))	(217)	42
Unrealized gains (losses) on cash flow hedges (net of tax of $17 and $14)	(27)	(18)

	$ (655)	$ (671)

44 Teck Cominco Limited 2008 Third Quarter News Release

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

13.   ACCOUNTING FOR FINANCIAL INSTRUMENTS

Our derivative positions at September 30, 2008 are as follows:

a.	Forward sales and purchase contracts
	2008	2009	2010	2011	Total	Fair Value

Zinc (millions of lbs)
Fixed forward sales contracts	14	57	57	57	185
Average price (US$/lb)	0.78	0.72	0.67	0.63	0.68	(22)

Zinc (millions of lbs) (i)
Fixed forward purchase contracts	3	4	-	-	7
Average price (US$/lb)	1.00	0.84	-	-	0.92	(1)

Gold (thousands of ozs)
Forward sales contracts	11	43	-	-	54
Average price (US$/oz)	350	350	-	-	350	(31)

US dollars (millions of $)
Forward sales contracts	321	261	-	-	582
Average rate (US$/C$)	1.02	1.02	-	-	1.02	(24)
						(78)

i.

From time-to-time, certain customers purchase refined metal products at fixed forward prices from the company’s smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers.

b.	Interest Rate Swap

We have an interest rate swap on our long-term debt whereby we have swapped a 7% interest rate on US$100 million to LIBOR plus 2.14%. The interest rate swap matures in September 2012 and has a fair value gain of $3 million as at September 30, 2008.

c.	Pricing adjustments

Sales of metals in concentrates are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of our receivable will vary as prices for the underlying commodities vary in the metal markets. The net income impact of gains and losses on these financial instruments is mitigated by smelter price participation, royalty interests, taxes and minority interests.

45 Teck Cominco Limited 2008 Third Quarter News Release

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

13.   ACCOUNTING FOR FINANCIAL INSTRUMENTS, continued

d.	Cajamarquilla

As a result of the sale of our Cajamarquilla zinc refinery in 2004, we are entitled to price participation payments linked to the price of zinc until 2009. The change in the expected value of these payments is linked to the forward curve for zinc and is recorded in our earnings as discontinued operations.

e.	US dollar forward contracts

In July, 2008, we entered into US$811 million of forward sales contracts to fix our US dollar exchange rate for a portion of our coal sales. These contracts are to be settled at an average price of C$1.02 per US$1.00 and mature at varying dates to April, 2009. We have designated the contracts as cash flow hedges and determined that these forward contracts are effective in hedging a portion of our future cash flows from US$ coal sales. Unrealized gains and losses on the forward sales contracts are recorded in other comprehensive income. Realized gains and losses on settled foreign exchange forward contracts are recorded in revenue. As at September 30, 2008 we recorded an unrealized loss of $24 million in other comprehensive income and a realized loss for the three month period ended September 30, 2008 of $7 million in income.

f.	Copper forward contracts

In October 2008, we entered into forward sales contracts to fix the copper price for a portion of our copper sales. These contracts, totalling 166 million pounds, are at an average price of US$2.43 per pound and mature at varying dates to March 2009.

14.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2008, or with respect to future claims, cannot be predicted with certainty.

Upper Columbia River Basin (Lake Roosevelt)

The litigation concerning historic discharges by Teck Cominco Metals Ltd. (TCML) of smelter slag into the Upper Columbia River continued in the quarter.

Following the denial of our petition for review by the U.S. Supreme Court in January 2008, the Lake Roosevelt litigation reverted to the Federal District Court for Eastern Washington. Judgment on the first phase of the litigation dealing with issues associated with an EPA order issued in December, 2003 and withdrawn in June 2008, was delivered on September 19, 2008. All of the claims associated with the order were dismissed including the plaintiffs’ claims for costs and attorneys’ fees. On October 3, 2008, the plaintiffs filed a joint motion for partial reconsideration of the decision and asked that it be entered as a final judgment.

46 Teck Cominco Limited 2008 Third Quarter News Release

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

14.    CONTINGENCIES, continued

The second phase of the trial is expected to deal with liability and the plaintiffs’ claims for natural resource damages and costs. This phase of the case has been deferred until the remedial investigation and feasibility study being conducted by TCML’s affiliate Teck Cominco American Incorporated under agreement with the EPA (the Agreement) have been substantially advanced or completed. Until such studies have been completed it is not possible to estimate the amount of the damages, if any, that the plaintiffs have sustained or may claim.

There can be no assurance that TCML will ultimately be successful in its defense of the litigation or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess the company’s potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation and/or the damage assessment may be material.

15.	SEGMENTED INFORMATION

We have six reportable segments: copper, coal, zinc, gold, energy and corporate based on the primary products we produce or are developing. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other corporate income (expense) includes general and administrative costs, research and development and other income (expense).

	Three months ended September 30, 2008
(Cdn $ in millions)	Copper	Coal	Zinc	Gold	Energy	Corporate	Total

Segmented revenues	$ 522	$ 600	$ 661	$ 60	$ -	$ -	$1,843
Less inter-segment revenues	-	-	(43)	-	-	-	(43)

Revenues	522	600	618	60	-	-	1,800

Operating profit	200	350	129	8	-	-	687
Interest expense	(3)	-	-	-	-	(14)	(17)
Exploration	(22)	-	(6)	(5)	-	(11)	(44)
Asset impairment charge	-	-	-	-	-	-	-
Other corporate income (expense)	21	-	13	(1)	-	(29)	4

Earnings (loss) before taxes, minority
interests, equity earnings and
discontinued operations	196	350	136	2	-	(54)	630

Capital expenditures	274	38	38	2	9	16	377

47 Teck Cominco Limited 2008 Third Quarter News Release

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

15.	SEGMENTED INFORMATION, continued

	Nine months ended September 30, 2008
(Cdn $ in millions)	Copper	Coal	Zinc	Gold	Energy	Corporate	Total

Segmented revenues	$ 2,011	$1,365	$1,846	$ 186	$ -	$ -	$5,408
Less inter-segment revenues	-	-	(167)	-	-	-	(167)

Revenues	2,011	1,365	1,679	186	-	-	5,241

Operating profit	1,096	674	383	27	-	-	2,180
Interest expense	(11)	(1)	-	-	-	(42)	(54)
Exploration	(44)	-	(10)	(10)	-	(26)	(90)
Asset impairment charge	-	-	(12)	-	-	-	(12)
Other corporate income (expense)	38	-	12	(17)	-	(82)	(49)

Earnings (loss) before taxes, minority
interests, equity earnings and
discontinued operations	1,079	673	373	-	-	(150)	1,975

Total assets	7,676	1,648	3,119	360	852	1,521	15,176

Capital expenditures	475	79	88	12	43	30	727

	Three months ended September 30, 2007
(Cdn $ in millions)	Copper	Coal	Zinc	Gold	Energy	Corporate	Total

Segmented revenues	$ 622	$ 221	$1,149	$ 46	$ -	$ -	$2,038
Less inter-segment revenues	-	-	(106)	-	-	-	(106)

Revenues	622	221	1,043	46	-	-	1,932

Operating profit	394	36	471	(7)	-	-	894
Interest expense	(4)	-	-	-	-	(17)	(21)
Exploration	(10)	-	(5)	(7)	-	(12)	(34)
Other corporate income (expense)	4	-	(6)	(10)	-	(47)	(59)

Earnings (loss) before taxes, minority
interests, equity earnings and
discontinued operations	384	36	460	(24)	-	(76)	780

Capital expenditures	76	7	33	6	4	12	138

48 Teck Cominco Limited 2008 Third Quarter News Release

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

15.	SEGMENTED INFORMATION, continued

	Nine months ended September 30, 2007
(Cdn $ in millions)	Copper	Coal	Zinc	Gold	Energy	Corporate	Total

Segmented revenues	$ 1,642	$ 733	$2,653	$ 122	$ -	$ -	$5,150
Less inter-segment revenues	-	-	(317)	-	-	-	(317)

Revenues	1,642	733	2,336	122	-	-	4,833

Operating profit	1,119	179	993	(13)	-	-	2,278
Interest expense	(8)	(1)	-	-	-	(55)	(64)
Exploration	(32)	-	(11)	(19)	-	(17)	(79)
Other corporate income (expense)	2	-	(7)	(14)	-	(3)	(22)

Earnings (loss) before taxes, minority
interests, equity earnings and
discontinued operations	1,081	178	975	(46)	-	(75)	2,113

Total assets	6,542	1,351	3,039	351	253	2,405	13,941

Capital expenditures	167	20	105	22	74	20	408

16.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

49 Teck Cominco Limited 2008 Third Quarter News Release